Exhibit 99.1

ADS-TEC Energy (ADSE) Reports Full-Year Fiscal 2023 Results and Provides Business Update

NÜRTINGEN, Germany – April 30th, 2024 – ADS-TEC Energy plc (plc (“ADS-TEC Energy,” “ADS-TEC ,” “Company,” “we,” “our” or “us”) (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced audited financials for FY 2023 and is pleased to provide an operational update on the recent financial performance and key developments for the company.

FY 2023 Financial Highlights

●	Fourth quarter 2023 set a record in the company’s history with revenue of approximately EUR 50.3 million.

●	Fourth quarter Adjusted EBITDA was approximately EUR 4.6 million, marking the Company’s first profitable quarter.

●	FY 2023 revenue totalled approximately EUR 107.4 million, compared to approximately EUR 26.4 million in FY 2022.

●	FY 2023 Adjusted EBITDA of approximately EUR -16.3 million, compared to FY 2022 Adjusted EBITDA of approximately EUR -29.4 million

●	FY 2023 operational expenses amounted to approximately EUR 30.7 million, compared to approximately EUR 33.0 million in FY 2022.

●	Ended FY 2023 with approximately EUR 29.2 million in cash and cash equivalents.

●	Reiterating 2024 revenue guidance of at least EUR 200 million.

2023-2024 Operational Highlights

●	Over 1,500 battery-based DCFC charging points installed.

●	More than 2,500 battery-based DCFC charging points shipped and delivered.

●	Exceeded customer expectations at sites with very high utilization.

●	Experienced strong momentum in onboarding new blue-chip clients, with the potential for future growth, leading to recurring service revenue becoming increasingly significant as a percentage of sales and profits.

●	Optimized production processes, with yearly production capacity now at 5,000 ChargeBoxes, 10,000 Dispensers and more than 6,000 ChargePost systems.

●	Geographical expansion gaining momentum, with activity in 15+ countries after growth primarily driven by Germany.

●	Indications of adoption in the US market with increasing interest in ADS-TEC products. Launch of ChargePost expected in early 2025 to provide a significant boost to growth.

●	Formed strong new partnerships with companies such as Caverion, Greenman Energy, Paragon, Nouria, Ford dealerships and Alabama Power.

●	Strong personnel growth with several key appointments to the Board and management: Dr. Sonja Harms, Dr. Andreas Fabritius, and Alwin Epple, along with a new SVP, Renato Gross, in ADS-TEC Energy’s US office.

2024 Outlook

●	Anticipate 2024 full-year revenues to exceed EUR 200 million.

●	Expect to be Adjusted EBITDA positive in FY 2024.

●	Majority of revenues anticipated to be recognized in 2H 2024 based on current order backlog.

●	ADS-TEC’s systems boast over 97% uptime, best in class, evidencing successful user cases that accelerate demand from existing customers and onboard new ones.

●	Increasingly clear that 50-70 kW chargers are becoming outdated as new EVs can charge at higher speeds. This will lead to a replacement cycle benefiting ADS-TEC, as 50 kW chargers mainly at limited access grids can be easily upgraded with ADS-TEC’s battery-buffered systems, instead of costly conversions.

●	Above factors instill confidence in strong momentum in the second half, as well as continued high growth for 2025 and beyond.

Thomas Speidel, CEO of ADS-TEC Energy, commented “I am extremely pleased with our record revenue growth in 2023 and strong guidance for 2024. We had our first EBITDA positive quarter in Q4 2023, and I am confident that this is an inflection point towards EBITDA positive in FY 2024. We are in the midst of a major transformation with continued focus on scaling our platform. Such a huge transformation will not happen without resistance or delays. The winners will be those who persevere, and we are delighted with our strongly growing customer base. The future will be electric that’s for sure. We were able to drive robust growth from both new and existing blue-chip customers. Demand in Europe was very strong in 2023, driven by continued investments in charging infrastructure, which was reflected in the solid performance of our European client base, and we are very confident about our activities in North America, which are being driven by our US team and management. We anticipate this strong demand to continue in 2024 and are very optimistic about our position within the battery buffered charging ecosystem.”

Conference Call Information

Participants may access the call by dialing 1-412-317-5195 or 1-844-826-3035 (US). A live webcast of the call will also be available by clicking here. Please log in approximately 5-10 minutes prior to the scheduled start time.

A replay of the call will be available for two weeks by dialing 1-844-512-2921 for US callers or 1-412-317-6671 for international callers and using Conference ID: 10188376. The archived webcast will be available in the Investor Presentations and White Papers section of the company’s website.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the geopolitical events including the Russian invasion of Ukraine; macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy; our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, which is available on our website at https://www.ads-tec-energy.com... and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-IFRS Financial Measures

ADS-TEC Energy has provided in this press release financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS-TEC Energy uses these non-IFRS financial measures internally in analyzing its financial results and believes that the use of these non-IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS-TEC Energy’s financial results with other companies in its industry as well other technology companies, many of which present similar non-IFRS financial measures.

The presentation of these non-IFRS financial measures is not meant to be considered in isolation or as a substitute for comparable IFRS financial measures and should be read only in conjunction with ADS-TEC Energy’s consolidated financial statements prepared in accordance with IFRS. A reconciliation of ADS-TEC Energy’s historical non-IFRS financial measures to their most directly comparable IFRS measures has been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Definition and Reconciliation of Non-IFRS Measures

The press release includes certain non-IFRS financial measures such as “EBITDA” and “Adjusted EBITDA”. ADS-TEC Energy believes these measures are useful to investors for evaluating period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

ADS-TEC Energy defines EBITDA as result before tax before (i) finance income / (expenses) and (ii) depreciation and amortization. ADS-TEC Energy defines Adjusted EBITDA as EBIDTA plus listing fee. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing ADS-TEC Energy financial performance.

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